Filed by DSET Corporation
                       Filed Pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                                  Subject Company:  ISPSoft Inc.

                                                    Commission File No.333-65898

[GRAPHIC OMITTED]                                              PRESS RELEASE

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                           DSET Ships New ASR Gateway

                    Available Under New Low-Cost Rental Plan

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Bridgewater, NJ - October 10, 2001 - (Nasdaq: DSET) - DSET Corporation has
announced a new version of the ezAccess gateway used to automate the processing of access service requests (ASRs) telecom service providers must exchange to order and provision special services such as T-1 lines. Many larger providers that offer these network facilities for lease require that orders be submitted electronically instead of by fax or e-mail, making ezAccess capabilities especially important for competitive service providers.

ezAccess is available to all service providers in the United States under DSET's new rental plan for a monthly cost that can be as low as $3,867. The plan has a 90-day cancellation clause and includes technical support, software upgrades, and change-management services. Detailed information about this new rental plan can be obtained by sending e-mail to info@dset.com.

The full send and receive capabilities now available with ezAccess can automate the ASR process for any type of telecom provider, including incumbent local exchange carriers (ILECs), interexchange carriers (IXCs), competitive local exchange carriers (CLECs), and carriers that wholesale transmission facilities to other providers.

The latest version of ezAccess also allows a service provider to use the gateway as a fully bi-directional stand-alone system, as well as giving providers the option of deploying it in combination with the order management system (OMS) offered by a major DSET software partner. Additionally, ezAccess has a CORBA IDL interface that facilitates integration of ezAccess with virtually any OMS that a service provider may want to deploy.

"With over 30 communications providers using our gateways across the country, DSET has more products in real-world use than any other supplier," said Bill McHale, DSET's president, chief executive officer, and chairman of the board. "That's an unmatched vote of confidence in DSET technology and DSET service.

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"Over the past nine months, we've shipped three new versions of ezAccess, and more than eight new versions of other products in our gateway suite. However, we also recognize that these are very difficult times for the telecom industry, especially for CSPs. That's why we've launched our gateway rental plan as a mutually beneficial way to place more of our gateways in production environments in a way that allows providers to avoid large capital expenditures. It's clearly a win-win plan."

In addition to ezAccess, all other DSET gateways are available under the company's rental plan to service providers in the United States, whether they are using a competitor's software or not. Current DSET customers in the United States may obtain additional gateways by taking advantage of this plan.

The other gateways offered by DSET cover a broad spectrum of electronic-bonding requirements for the telecom industry:

- ezPreOrder for automating the retrieval of accurate and up-to-date customer information from RBOCs
-    ezLocal for ordering local loops and other services from RBOCs
- ezTroubleAdmin to automate the resolution of service outages caused by problems in RBOCs' networks
- ezNumberPort to interconnect with the eight Number Portability Administration Centers (NPACs) in North America to ensure that customers retain their current phone numbers if they change service providers
- ez911 to interconnect with the service bureau (Intrado Inc.) that helps to provide enhanced 911 service throughout the United States
- ezCallingCard and ezCallerID to interconnect with the service bureau (Illuminet) that facilitates these services for competitive providers

About DSET

DSET Corporation is a leading supplier of electronic-bonding gateways and software solutions that automate the provisioning of Internet Protocol
(IP)-based services. DSET gateways enable communications providers to implement electronic Trading Partner Networks (TPNs). A TPN plays a critical role in lowering the cost of acquiring customers, reducing the amount of time required to provision new phone services for customers, and minimizing the time required to resolve service outages to ensure higher customer satisfaction and less customer churn. DSET IP provisioning solutions facilitate the creation of virtual private networks (VPNs) and a variety of other services at a fraction of the cost and time of conventional provisioning methods. DSET is headquartered in Bridgewater, New Jersey, and the company's Web site can be viewed at www.dset.com.
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Statements regarding financial matters contained in this press release, other than historical facts, are forward-looking. Since all statements about DSET's plans, estimates, and expectations are based on current projections that involve risks and uncertainties, and are subject to change at any time, the company's actual results may differ materially from
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expected results. Investors should consider these risks and uncertainties, which are discussed in documents filed by DSET with the Securities and Exchange Commission. These documents identify important factors that could cause the actual results to differ materially from those contained in the projections or forward-looking statements. DSET expressly disclaims any obligation to update any forward-looking statements.

                                      x x x


DSET Contacts:

Media Relations: Dean Maskevich, Marketing Communications, 908-526-7500 Ext.
                 1366, e-mail: dmaskevi@dset.com

Investor Relations: John P. Murphy, Westfield Investor Relations, 908-233-1558,
                    e-mail: westfieldir@worldnet.att.net



DSET and the DSET logo are registered trademarks of DSET Corporation.

All other trademarks are the property of their respective owners.


Caution Required by SEC Rules
-----------------------------

Investors and security holders are urged to read DSET's proxy statement/prospectus regarding its proposed combination with ISPSoft Inc. because it will contain important information about the transaction. The proxy statement/prospectus has been filed with the SEC by DSET. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by DSET with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from DSET. DSET and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of DSET with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in DSET's proxy statement of its 2001 annual meeting of stockholders dated May 17, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from DSET.



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